Verso Paper Corp. Verso Paper Holdings LLC 6775 Lenox Center Court Suite 400 Memphis, TN 38115-4436
T 901 369 4100 F 901 369 4197
www.versopaper.com

November 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, Verso Paper Corp. and Verso Paper Holdings LLC (collectively, “Verso”) hereby provide notice that they have made disclosure pursuant to such provisions in their joint Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (the “Report”), which was filed with the Securities and Exchange Commission on November 7, 2013. This disclosure can be found on page 45 of the Report and is incorporated by reference herein. Verso made such disclosure based on information provided by other companies that may be deemed to be under common control with Verso, and not because of any conduct by Verso.

Very truly yours,

VERSO PAPER CORP.
VERSO PAPER HOLDINGS LLC

By:	/s/ Peter H. Kesser
Peter H. Kesser
Senior Vice President, General Counsel and Secretary